UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

CNO Financial Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.0% Convertible Senior Debentures due 2016
(Title of Class of Securities)

12621EAC7
12621EAE3
12621EAF0
12621EAB9
(CUSIP Number of Class of Securities)

Karl W. Kindig
Senior Vice President and Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$177,892,978.36	$24,264.61

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that all of the outstanding $92,996,000 aggregate principal amount of the issuer’s 7.0% Convertible Senior Debentures due 2016 (the “Debentures”) as of February 8, 2013 will be purchased pursuant to the Offer at a purchase price of $1,912.91 per $1,000 principal amount of Debentures, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on February 6, 2013.  The final purchase price per $1,000 principal amount of Debentures will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated February 11, 2013.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by 0.00013640.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$24,264.61	Filing Party:	CNO Financial Group, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 11, 2013

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends the Tender Offer Statement on Schedule TO originally filed on February 11, 2013, as amended by Amendment No. 1 to the Schedule TO filed on February 19, 2013 (as amended, the “Schedule TO”), by CNO Financial Group, Inc., a Delaware corporation (the “Company,” the “Offeror”, “CNO,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the Company’s offer (the “Offer”) to purchase for cash any and all of its outstanding 7.0% Convertible Senior Debentures due 2016 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated February 11, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

This Amendment No. 2 is being filed in connection with the Company’s filing of its Preliminary Proxy Statement on Schedule 14A filed with the SEC on March 15, 2013, which is hereby incorporated by reference in the Offer to Purchase and in the Schedule TO.

The Schedule TO is amended by the information contained in this Amendment No. 2. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein.

Item 12. Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated February 11, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.
(a)(4)	Not applicable.

(a)(5)	Press Release, issued February 11, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on February 11, 2013 (first filing)).*

(b)	Not applicable.

(d)(1)
Indenture, dated as of October 16, 2009, between CNO and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009, as amended by First Supplemental Indenture dated as of February 3, 2010, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on February 5, 2010).*

(d)(2)
Debenture Repurchase Agreement, dated as of September 4, 2012, by and among CNO and Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. (incorporated by reference to Exhibit 10.1 of our Amendment No. 1 to Current Report on Form 8-K/A filed on September 10, 2012).*

(d)(3)
Amended and Restated Section 382 Rights Agreement, dated as of December 6, 2011, between CNO and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on December 6, 2011).*

(d)(4)
Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 13, 2009).*

(d)(5)
Investor Rights Agreement, dated as of November 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the year ended December 31, 2009).*

(d)(6)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on October 13, 2009).*

(d)(7)	CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).*

(d)(8)
Form of performance unit award agreement under the Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).*

(d)(9)
Form of executive stock option agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).*

(d)(10)
Form of executive restricted stock agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).*

(d)(11)
Indenture, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(12)	Form of 6.375% Senior Secured Note due 2020 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(13)
Security Agreement, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(14)
Purchase Agreement, dated September 20, 2012, by and among CNO, the subsidiary guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the several initial purchasers named therein (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 21, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

CNO FINANCIAL GROUP, INC.
By:	/s/ JOHN R. KLINE
	Name:	John R. Kline
	Title:	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated February 11, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.
(a)(4)	Not applicable.

(a)(5)	Press Release, issued February 11, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on February 11, 2013 (first filing)).*

(b)	Not applicable.

(d)(1)
Indenture, dated as of October 16, 2009, between CNO and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009, as amended by First Supplemental Indenture dated as of February 3, 2010, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on February 5, 2010).*

(d)(2)
Debenture Repurchase Agreement, dated as of September 4, 2012, by and among CNO and Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. (incorporated by reference to Exhibit 10.1 of our Amendment No. 1 to Current Report on Form 8-K/A filed on September 10, 2012).*

(d)(3)
Amended and Restated Section 382 Rights Agreement, dated as of December 6, 2011, between CNO and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on December 6, 2011).*

(d)(4)
Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 13, 2009).*

(d)(5)
Investor Rights Agreement, dated as of November 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the year ended December 31, 2009).*

(d)(6)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on October 13, 2009).*

(d)(7)	CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).*

(d)(8)
Form of performance unit award agreement under the Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).*

(d)(9)
Form of executive stock option agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).*

(d)(10)
Form of executive restricted stock agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).*

(d)(11)
Indenture, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(12)	Form of 6.375% Senior Secured Note due 2020 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(13)
Security Agreement, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 1, 2012).*

(d)(14)
Purchase Agreement, dated September 20, 2012, by and among CNO, the subsidiary guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the several initial purchasers named therein (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 21, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed.